Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 29, 2015

SEOUL, November 23, 2015 Hanwha Q CELLS Co., Ltd. (the “Company”, or “Hanwha Q CELLS”) (Nasdaq:HQCL), a top-10 global photovoltaic manufacturer of high-quality, high-efficiency solar modules, today announced that the annual general meeting of shareholders (the “AGM”) of the Company will be held at 9:00 am, Korea time, on December 29, 2015 at the Company’s office at 9th Floor Conference Room # 3, 86, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797, to consider and, if thought fit, to pass and approve the following resolutions:

•	as an ordinary resolution, that Dong Kwan Kim, who was elected by the directors of the Company as a director on February, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM

•	as an ordinary resolution, that Andy Seung Deok Park, who was elected by the directors of the Company as a director on August 27, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from the date of the AGM

•	as an ordinary resolution, that Steve Seung Heon Kim, who was elected by the directors of the Company as a director on November 19, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from January 1, 2016

•	as an ordinary resolution, that Richard Hyun Chul Chun, who was elected by the directors of the Company as a director on November 19, 2015, be elected as a director of the Company to hold office in accordance with the Articles of Association of the Company for a two-year term with effect from January 1, 2016

•	as an ordinary resolution, that Ernst & Young Hua Ming be re-appointed as independent auditor of the Company for the year ending December 31, 2015

Holders of record of ordinary shares at the close of business on November 24, 2015 will be entitled to attend and vote at the AGM. A holder entitled to attend and vote is also entitled to appoint a proxy to attend and, on a poll, vote instead of him and that proxy need not be a holder of ordinary shares of the Company. Whether or not you expect to attend the AGM in person, please mark, date, sign and return the proxy card to: Board Secretary, Hanwha Q CELLS Co., Ltd., office at 9th Floor Conference Room # 3, 86, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 101-797. The proxy card shall be received by us no later than 5:00 pm, Seoul time on December 27, 2015 to ensure your representation and the presence of a quorum at the AGM. Sending in your proxy will not prevent you from voting in person at the AGM.

Holders of American Depositary Shares representing ordinary shares will be entitled to vote through the depositary at the AGM. Please refer to the voting materials delivered to you by the depositary for how you may instruct the depositary to vote.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as well as one of the largest photovoltaic module manufacturers. Due to its diverse international footprint including facilities in China, Malaysia, and South Korea, Hanwha Q CELLS is in a unique position to flexibly address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its well respected “Engineered in Germany” technology, innovation and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-qcells.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Hanwha Q CELLS’ operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.